Statement of Computation of Earnings Per Share

Exhibit 11.1

	Total Shares	Weighted Average Year
Year Ended December 31, 2003
Shares outstanding January 1, 2003	709,719	709,719
Shares issued for IASI and Morlyn on January 31, 2003	881,192	806,351	334/365
Shares issued upon IPO on July 29, 2003	22,000,000	9,402,740	156/365
Shares issued upon exercise of overallotment on August 27, 2003	982,729	341,936	127/365
Shares issued to Criticom shareholders, earn-out, December 2, 2003	34,091	2,709	29/365
Shares outstanding December 31, 2003	24,607,731	11,263,455

Net income (loss)		$(22,005,000)

Net income (loss) per share		$(1.95)

Year Ended December 31, 2004
Shares outstanding January 1, 2004	24,607,731	24,607,731
Shares issued for Criticom (contingent) purchase	34,091	33,625	361/366
Shares issued upon conversion of debt:
April 26, 2004	36,036	24,516	249/366
June 2, 2004	3,604	2,088	212/366
Shares outstanding December 31, 2004	24,681,462	24,667,960

Net income (loss)		$(11,717,000)

Net income (loss) per share		$(0.47)

Year Ended December 31, 2005
Shares outstanding January 1, 2005	24,681,462	24,681,462
Shares of Treasury Stock purchased on:
November 28, 2005	(5,000)	(452)	33/365
December 2, 2005	(13,436)	(1,068)	29/365
December 6, 2005	(100,000)	(6,849)	25/365
December 8, 2005	(76,700)	(4,833)	23/365
December 9, 2005	(66,700)	(4,020)	22/365
December 12, 2005	(9,600)	(500)	19/365
December 13, 2005	(3,500)	(173)	18/365
December 14, 2005	(6,615)	(308)	17/365
December 16, 2005	(15,308)	(629)	15/365
December 21, 2005	(15,767)	(432)	10/365
Shares outstanding December 31, 2004	24,368,836	24,662,198

Net income (loss)		$(22,332,000)

Net income (loss) per share		$(0.91)